
10030635

AB 4/1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65205

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2009** (mm/dd/yy) AND ENDING **12/31/2009** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Casey Professional Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 462
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolas R. Montgomery **415-544-9100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 4/1

OATH OR AFFIRMATION

I, **Nicolas R. Montgomery**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Casey Professional Services, LLC**, as of **12/31/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Nicolas R. Montgomery
Signature

President
Title

State of California, County of San Francisco
Subscribed and sworn to before me this 29
Day of March, 2010, by
Nicolas R. Montgomery
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California


ANDREW F. ALBRIGHT
COMM. #1788733
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2012
PC01

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Casey Professional Services, LLC
December 31, 2009

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

To the Member of
Casey Professional Services, LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of Casey Professional Services, LLC (the Company) as of December 31, 2009 and the related statement of income (loss), changes in member's equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casey Professional Services, LLC at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 24, 2010

Casey Professional Services, LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 876,952
Due from clearing broker	1,070,486
Commissions receivable, net of $100,000 allowance	1,372,730
Prepaid expenses	26,429
Furniture and equipment, net of $136,833 accumulated depreciation	59,635
Total Assets	$ 3,406,232
Liabilities and Member's Equity	
Accounts payable	$ 53,852
Accrued expenses	151,112
Accrued compensation	327,396
Commissions payable	237,605
Total Liabilities	769,965
Total Member's Equity	2,636,267
Total Liabilities and Member's Equity	$ 3,406,232

See independent auditors' report and accompanying notes.

Casey Professional Services, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2009

Revenue	
Commissions	$ 11,489,037
Interest income	11,564
Total Revenue	11,500,601
Operating Expenses	
Compensation	6,572,831
Commissions expense	2,485,983
Clearing fees and floor brokerage	2,140,767
Occupancy costs	289,589
Quote and research fees	215,400
Bad debt expense	123,431
Professional fees	84,600
Depreciation	16,000
Other operating expenses	582,177
Total Operating Expenses	12,510,778
Net Loss	$ (1,010,177)

See independent auditors' report and accompanying notes.

Casey Professional Services, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2009

December 31, 2008	$ 3,646,444
Net Loss	(1,010,177)
December 31, 2009	**$ 2,636,267**

See independent auditors' report and accompanying notes.

Casey Professional Services, LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net income (loss)	$ (1,010,177)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,000
(Increase) decrease in:	
Due from clearing broker	23,391
Commissions receivable	2,170,676
Prepaid expenses	(2,114)
Increase (decrease) in:	
Accounts payable	(163,654)
Accrued expenses	(2,886)
Accrued compensation	277,396
Commissions payable	(1,105,107)
Net Cash Provided by Operating Activities	203,525
Cash Flows from Investing Activities:	
Purchase of furniture and equipment	(3,060)
Net Cash Used by InvestingActivities	(3,060)
Net Increase in Cash and Cash Equivalents	200,465
Cash and cash equivalents at beginning of period	676,487
Cash and Cash Equivalents at End of Period	$ 876,952

See independent auditors' report and accompanying notes.

Casey Professional Services, LLC

Notes to the Financial Statements

December 31, 2009

1. Organization

Casey Professional Services, Inc. was formed as a corporation on November 14, 2001 and subsequently converted from a California corporation to a California limited liability company and renamed Casey Professional Services, LLC (the Company) on June 30, 2004. The Company is a wholly owned subsidiary of Casey Securities, LLC (Securities), formerly Casey Securities, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company's primary business is that of a securities broker-dealer providing services to institutional customers.

2. Significant Accounting Policies

Commissions Revenue
Brokerage commissions and related clearing and floor brokerage expenses are recorded on a trade date basis as securities transactions occur.

Accounts Receivable
The Company's receivables are due from various hedge funds and prime brokers under contractual agreements. The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

Furniture and Equipment
Furniture and equipment are carried at cost. Repairs, maintenance and minor replacements are expensed as incurred. Depreciation is computed using the accelerated and straight-line methods over the estimated useful lives of the assets, which are three to seven years for furniture, fixtures and office equipment.

Income Taxes
For tax reporting purposes, the Company is a disregarded entity and reports all income and expenses on the tax returns of its parent, Securities. Therefore, no provision or liability for federal income taxes is provided for the Company. Additionally, the Company is subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $1,209,299 which exceeded the requirement by $1,157,968.

4. Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan which covers all employees who are over the age of 21 and have completed on year of service. The plan provides for matching employee contributions of 25% of the elective deferral which does not exceed 4% of compensation. Additionally, the plan allows for discretionary contributions by the Company which are determined annually by the Board of Directors. Employer contributions vest over six years of service and employee contributions are always 100 percent vested. For the year ended December 31, 2009, the Company made matching contributions to the plan of $11,253 and no discretionary contributions.

5. Risk Concentration

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2009, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $378,344.

Receivable from clearing organization consists of cash of $1,070,486 which is all held at Goldman Sachs.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

Casey Professional Services, LLC

Notes to the Financial Statements

December 31, 2009

7. Employment Agreements

The Company has employment agreements with several of its key employees with provisions that the employees are entitled to payments under the agreement for commissions and bonuses only after management has set aside the appropriate reserve amounts necessary to meet all regulatory and financial compliance requirements.

8. Related Parties

The Company uses Securities, its parent company, to execute options orders and pays for these services. For the year ended December 31, 2009, the Company paid Securities $174,063 for these services. This amount is included in clearing fees and floor brokerage expense.

The Company pays one-half of the rent expense incurred by Securities for office space shared by both entities. For the year ended December 31, 2009, the Company paid $49,499 in rent to Securities. This amount is included in occupancy costs.

The Company pays Securities a monthly fee of $20,000 for administrative and other services provided by Securities. For the year ended December 31, 2009, the Company paid Securities $240,000 for these services. This amount is included in occupancy costs.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Subsequent Events

The Company has evaluated subsequent events through March 24, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Casey Professional Services, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Net Capital	
Total member's equity	$ 2,636,267
Less: Non-allowable assets	
Commissions receivable	1,326,831
Prepaid expenses	26,429
Furniture and equipment, net of accumulated depreciation	59,635
Total Non-Allowable Assets	1,412,895
Net Capital Before Haircuts	$ 1,223,372
Less: Haircuts on securities	14,073
Net Capital	$ 1,209,299
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $769,965 or $5,000 whichever is greater	51,331
Excess Net Capital	$ 1,157,968

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2009

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2009	$ 1,235,385
Decrease in member's equity	(26,086)
Net Capital per above Computation	$ 1,209,299

Casey Professional Services, LLC

Schedule II

Computation for Determination of Reserve Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of
Casey Professional Services, LLC
San Francisco, CA

In planning and performing our audit of the financial statements and supplemental schedules of Casey Professional Services, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated March 24, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 24, 2010

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report

To the Member of
Casey Professional Services, LLC
San Francisco, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by Casey Professional Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Casey Professional Services, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Casey Professional Services, LLC's management is responsible for the Casey Professional Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



March 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065205 FINRA DEC
CASEY PROFESSIONAL SERVICES LLC 17*17
220 MONTGOMERY ST STE 462
SAN FRANCISCO CA 94104-3536

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karyn M. White (415)544-9100

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 13,630.57

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (6,752.93)

7-29-2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 7,057.64

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,057.64

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,057.64

H. Overpayment carried forward $(0)

GL #: 0510 · 109 · 000
CSEC/CPRO
Date: 2/23/10
By: ( )
$ Amount: 7057.64
Inv Month: Feb 10

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Casey Professional Services LLC
(Name of Corporation, Partnership or other organization)

Karyn M. White
(Authorized Signature)

Financial Principal
(Title)

Dated the 22nd day of Feb., 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,810,542

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,350,339.-

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

savings + mmf. interest income 7,976.-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 1,358,315.-

2d. SIPC Net Operating Revenues $ 5,452,227.-

2e. General Assessment @ .0025 $ 13,630.57

(to page 1 but not less than $150 minimum)

Casey Professional Services, LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Casey Professional Services, LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants